UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Nidekku OKK Kabushiki Kaisha
(Name of Subject Company)

Nidec OKK Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Nidec Corporation
(Name of Person(s) Furnishing Form)

Common Share
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Yoshihiko Ishida Nidec OKK Corporation 8-10 Kita-Itami, Itami-shi, Hyogo 664-0831, Japan +81-(0)71-772-0837
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number

1.	English translation of a press release titled “Nidec Corporation to Make Nidec OKK Corporation a Wholly Owned Subsidiary by Way of Simplified Share Exchange”, dated as of December 12, 2022.

2.	English translation of Convocation of an Extraordinary Meeting of Shareholders of Nidec OKK Corporation, dated as of January 31, 2023

Item 2. Informational Legends

The required legends have been included in prominent portions of the Exhibits 1 to 2 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Nidec Corporation is submitting to the Securities and Exchange Commission concurrently with the furnishing of this Form CB a Form F-X executed by it and its agent for service of process.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIDEC CORPORATION

Date: January 31, 2023	By:	/s/ Hiroshi Kobe
	Name:	Hiroshi Kobe
	Title:	Representative Director and President and COO (Chief Operating Officer)